UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01.305-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Press Release, dated May 7, 2019

Item 1

Arco Platform Limited to Acquire Sistema Positivo de Ensino

ARCO to Deliver High Quality Education and Technology to Positivo’s Clients

Doubles the Business Size with the Same Business Model, Adds Complementary Regions and Customer Profiles

São Paulo, Brazil May 7, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it has entered into a definitive agreement to acquire Sistema Positivo de Ensino (Positivo), one of the largest K-12 content providers to private schools in Brazil, for R$1,650 million in cash. With the acquisition of Positivo, Arco will expand its scale and more than double its reach to over 4,800 partner schools and 1.2 million students.

“This acquisition of Positivo significantly expands our footprint and drives our scale further, strengthening our capacity to invest in high-quality content and technology. As a result, we will be able to enhance the learning experience of over 1 million students,” said Ari de Sá Neto, CEO and founder of Arco.

“Positivo has served the K-12 private school market for more than 40 years with over 695,000 students, nearly 3,400 partner schools and presence in more than 1,500 cities in Brazil. Throughout our history, we’ve always believed that passion for education is essential to thrive in this industry. We are glad that Arco also shares the same purpose and will continue to positively promote the Positivo brand for the years to come,” said Lucas Guimaraes, CEO of Positivo.

This transaction broadens Arco’s market presence by adding a brand with a strong reputation in education. Arco believes there are multiple opportunities to implement its technology to Positivo’s schools as well as to cross-sell and upsell complementary products.

Details Regarding the Positivo Acquisition

Under terms of the agreement, Arco will acquire Positivo for R$1,650 million in cash, with 50% due at the time of closing. The remaining 50% will be deferred over 5 years, with no payment in 2020, 10% paid in each of 2021 and 2022, and 15% paid in each of 2023 and 2024, all adjusted by the Certificate Deposit Interbank (CDI). The acquisition has been approved by the Boards of Directors of both Arco and Positivo. The transaction is not subject to any shareholder votes, but is subject to customary closing conditions, including antitrust and other regulatory approvals.

Itaú BBA served as exclusive financial advisor and Lobo de Rizzo served as legal advisor to Arco. BTG Pactual served as exclusive financial advisor and Machado Meyer served as legal advisor to Positivo.

Transaction Conference Call Information

Arco will discuss its acquisition today, Tuesday, May 7, 2019, via a conference call at 5:30 p.m. Eastern Time. To access the call (ID: 3473027), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through Tuesday, May 21, 2019 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 3473027. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

About Sistemas de Ensino Positivo

For more than 40 years Positivo shared the passion for education with thousands of students and teachers from all over Brazil. Positivo’s main objective is to build the future of the country through education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of Positivo and its business operations (the “Positivo Business”) prior to the signing of the acquisition agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the Positivo Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the Positivo Business is a carve out of an entity with different businesses and, therefore, the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the Positivo Business; (ii) the accounting parameters and criteria adopted by the Positivo Business are different from the ones adopted by the Company; (iii) the transfer of the Positivo Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the Positivo Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the continued use of the Positivo brand in schools not run by the Company; restrictions and/or limitations on the acquisition of the Positivo Business that may be imposed by antitrust authorities or other regulatory agencies; risks relating to the Company’s ability to attract, upsell and retain customers of the Positivo Business; general market, political, economic, and business conditions in Brazil or abroad; and the Company’s financial targets are based on measures which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, EBITDA (as defined herein), Adjusted EBITDA (as defined herein) and free cash flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: May 7, 2019